                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.


                             FORM U-57

                  NOTIFICATION OF FOREIGN UTILITY
                           COMPANY STATUS


           Filed under Section 33(a) of the Public Utility
               Holding Company Act of 1935, as amended



                Compania Nacional de Gas, S.A. de C.V.
                  (Name of foreign utility company)


                        Southern Union Company
          (Name of filing company, if filed on behalf of a
                       foreign utility company)



          The Commission is requested to mail copies of all communications relating to this notification to:

                          Dennis K. Morgan
               Vice President - Legal and Secretary
                       Southern Union Company,
                             President
               Southern Union Energy International, Inc.
                                and
                             President
            Southern Union International Investments, Inc.
                    504 Lavaca Street, Eighth Floor
                         Austin, Texas  78701


                           Mark F. Vilardo
                     Fleischman and Walsh, L.L.P.
                1400 Sixteenth Street, N.W., Suite 600
                        Washington, D.C.  20036


PAGE>

Southern Union Company ("Southern Union"), a Delaware corpora-tion, acting on behalf of Compania Nacional de Gas, S.A. de C.V. ("CNG"), hereby notifies the Securities and Exchange Commission (the "Commission") that CNG proposes to be, and hereby claims status for CNG as, a foreign utility company within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.  Name, Address, Facilities and Ownership
------

The name and business address of the entity claiming foreign utility company status is:

          Compania Nacional de Gas, S.A. de C.V.
          Edificio Salart
          Morelos 511 Sur
          Piedras Negras, Coahuila
          Mexico

Each of CNG and its related companies -- Servicios Corparitivos Phenix, S.A. de C.V., Construcciones, Instalaciones y Asesorias, S.A. de C.V., and Materiales y Aparatos, S.A. de C.V. ("Phenix", "CIASA" and "MASA," respectively, and, together with CNG, the "Mexican Companies") -- is a limited liability variable stock corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States.

Description of Facilities. CNG provides natural gas distribution services at retail to approximately 15,500 customers, consisting of 14,950 residential customers, 525 commercial customers and 25 industrial customers, in Piedras Negras, Coahuila, Mexico, under a permit granted by Mexican authorities. Natural gas is received by CNG via two city gates with a loop pipeline developed system which utilizes five to 20 pound pressure. CNG's distribution sys-tem was established in 1934.

Only CNG is a "gas utility company" for purposes of the Act. The other Mexican Companies do not distribute natural gas, but pro-vide support services for CNG's operations, including corporate and accounting functions, gas meter repairs, construction and installation of gas service lines and equipment, and supplying certain such equipment.

The Mexican Companies presently are, and since their organization have been, 100% owned by members of the Libson family (the "Libson Family"). CNG has outstanding a single class of capital shares, par value one peso per share, which shares are the only class of voting securities outstanding. Set forth below is a list of those persons who hold 5% or more of the capital stock of CNG, including the percentage of shares outstanding held by such persons as of June 30, 1997 and the approximate percentage of shares outstanding anticipated to be held by such persons after giving effect to the Transaction (defined below).

                                                  Approximate
                                   Percentage     Percentage
                                      as of          After
Name of Stockholder                  6-30-97      Transaction
-------------------                ----------     -----------

Juan Antonio Cobo Martinez            16.2%           9.4%
Magdalena Cobo de Galan               16.2            9.4
Boris Libson Maldonado                14.4            8.4
Morris Libson Valdes                  11.9            6.9
Hector N. Montemayor S.               10.1            5.9
Mauricio Libson Maldonado              8.5            4.9

Item 2.  Domestic Public Utility Company
------

Southern Union distributes natural gas as a public utility in the States of Texas and Missouri through Southern Union Gas and Missouri Gas Energy, respectively, each of which is a division of Southern Union. Southern Union Energy International, Inc. ("SUEI") and Southern Union International Investments, Inc. ("SUII"), two wholly-owned Delaware subsidiaries of Southern Union, and Energia Estrella del Sur, S.A. de C.V., the Mexican subsidiary of SUEI and SUII ("EES"), are presently engaged in a process by which Southern Union will, indirectly, through SUEI, SUII and EES, acquire ownership interests in the Mexican Com-panies, including CNG (the "Transaction"). SUEI and certain members of the Libson Family entered into a Stock Pledge Agree-ment, dated February 20, 1997 (the "Stock Pledge Agreement"), which provides for the pledge by such persons of at least 51% of the capital stock of each of the Mexican Companies in considera-tion of, and personal joint and several guarantees for, SUEI loaning approximately $2.7 million, in the aggregate, to the Mexican Companies. Such loans are evidenced by Promissory Notes, also dated February 20, 1997, for each of the Mexican Companies (the "Promissory Notes").

Under the terms of the Stock Pledge Agreement, SUEI was granted a six-month option to convert the Promissory Notes into capital stock of the Mexican Companies, which amounts shall be approxi-mately 42%, in the case of CNG, Phenix and CIASA, and 48%, in the case of MASA. For Mexican tax reasons, SUEI and SUII formed EES as the wholly-owned Mexican subsidiary of such companies to hold the stock in the Mexican Companies.

It is Southern Union's present intention to convert the Promis-sory Notes into the equity investments described above as soon as practicable. As a result of the Transaction, Southern Union will become a domestic associate public-utility company of CNG under
Section 2(a)(10) of the Act.

Exhibit A.  State Certification Required Under Section 33(a)(2)
---------
            of the Act

State certifications from the Public Service Commission of Missouri, dated July 3, 1997, and the Railroad Commission of Texas, dated June 18, 1997, are filed herewith as Exhibits A.1 and A.2, respectively, as required under Section 33(a)(2) of the Act.

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                            SIGNATURE
                            ---------

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                           SOUTHERN UNION COMPANY



Date:  July 22, 1997     By:  DENNIS K. MORGAN
                              ----------------
                                Dennis K. Morgan
                                Vice President - Legal and
                                                 Secretary
                                (President, Southern Union Energy
                                 International, Inc. and
                                 President, Southern Union
                                 International Investments, Inc.)


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                                                     EXHIBIT A.1.


       [LETTERHEAD OF THE MISSOURI PUBLIC SERVICE COMMISSION]

                          July 3, 1997



Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C.  20549

RE:  Southern Union Company

Gentlemen:

Southern Union Company ("Southern Union"), doing business in the State of Missouri as a public utility through its operating divi-sion Missouri Gas Energy, has advised this Commission that Southern Union is presently engaged in a process which the Com-mission may conclude will lead to the indirect acquisition by it of an ownership interest in a natural gas distribution business located in Mexico, directly across the border from certain opera-tions of Southern Union Gas Company, the Texas operating division of Southern Union. Southern Union's subsidiary, Southern Union Energy International, Inc. ("SUEI") is entering into definitive loan agreements in the amount of approximately $2,700,000 (U.S.) with the following companies which provide natural gas distribu-tion service and/or other related services in Piedras Negras, Coahuila, Mexico: Compania Nacional de Gas, SA de CV; Servicios Corparitivos Phenix, SA de CV; Construcciones Instalaciones y Asesorias, SA de CV; and Materiales Aparatos, SA de CV (the "Mexican Companies"). The loan agreements, which constitute agreements with the shareholders of the Mexican Companies, will be secured by appropriate collateral and convertible at the option of SUEI into equity of the Mexican Companies.

Southern Union has filed or will file a petition with the Securities and Exchange Commission under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("PUHCA" or the "Act"), for a foreign utility company exemption in respect of their Mexican Companies investment. In connection therewith, Southern Union has asked this Commission to provide you with the certification contemplated by the applicable provisions of the PUHCA.

     The Missouri Public Service Commission has jurisdiction over the retail natural gas rates of SMGC in the State of Missouri and hereby certifies that with the commit-ments of Southern, and its affiliates and subsidiaries, it has the authority and resources to protect the rate-payers subject to its jurisdiction and that this Com-mission intends to exercise its authority with respect to Southern's proposed investment in Compania Nacional de Gas, SA de CV; Servicios Corparitivos Phenix, SA de CV; Construcciones Instalaciones y Asesorias, SA de CV; and Materiales Aparatos, SA de CV (Mexican Companies). The Commission notes that this certification may be revised or withdrawn prospectively as to any future acquisition. In making this certification this Com-mission is relying on the belief that the Securities and Exchange Commission will enforce all sections of PUHCA which govern Southern's proposed investment in Mexican Companies for which it has jurisdiction.

The Missouri Public Service Commission has jurisdiction over the retail natural gas rates for Missouri Gas Energy in the State of Missouri and hereby certifies that it has the authority and resources to protect the ratepayers subject to its jurisdiction and that the Commission intends to exercise its authority with respect to Southern Union's proposed investment in the Mexican Companies.

                                    Sincerely,




                                    CECIL I. WRIGHT
                                    ---------------
                                    Cecil I. Wright
                                    Executive Secretary

cc:  James Swearengen
     Office of the Public Counsel
     Penny Baker

                                                     EXHIBIT A.2.

           [LETTERHEAD OF THE RAILROAD COMMISSION OF TEXAS
                      Gas Services Division]

                         June 18, 1997



Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Mr. Katz:

Southern Union Company, a Delaware corporation, has advised this Commission that it is presently engaged in a process which would result in Southern Union's indirect acquisition of ownership interests in each of Compania Nacional de Gas, S.A. de C.V., and its related companies - Servicios Corparitivos Phenix, S.A. de C.V., Construcciones, Instalaciones y Asesorias, S.A. de C.V., and Materiales y Aparatos, S.A. de C.V. In connection with such activities, Southern Union Company has requested the Railroad Commission of Texas to provide you the certification contem-plated in Section 33 (a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

As the State Commission having jurisdiction over the retail gas rates of the Southern Union Company, the Commission hereby certifies that it:

   (i) has the authority and resources to protect the rate-payers of Southern Union Company, and

   (ii)  intends to exercise such authority.

This certification is intended to be applicable with respect to the acquisition of ownership interests in Compania Nacional de Gas, S.A. de C.V., and its related companies - Servicios Corparitivos Phenix, S.A. de C.V., Construcciones, Instalaciones y Asesorias, S.A. de C.V., and Materiales y Aparatos, S.A. de C.V., and such other foreign utility company ventures in which Southern Union Company or its current or future affiliates may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn by this Commission as to any future acquisitions. Southern Union Company has represented that it will timely inform this Commission of any efforts by Southern Union or its affiliates to seek ownership interest in other foreign utility companies.

Sincerely,



RONALD L. KITCHENS
------------------
Ronald L. Kitchens
Director, Gas Services Division
Railroad Commission of Texas


cc:  Office of Public Utility Regulations
     Securities and Exchange Commission
     450 Fifth Street, NW
     Washington, D.C.  20549

     Mr. Stephen A. Bouchard
     Attorney
     Fleischman and Walsh, L.L.P.
     1400 Sixteenth Street, N.W.
     Washington, D.C.  20036